FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1. Four company announcements made on May 7, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: May 10, 2004	By:	/s/ Kenji Kinoshita

Kenji Kinoshita Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: May 7th, 2004
URL: http://www.komatsu.com/

Results For The Fiscal Year Ended March 31, 2004

Consolidated Financial Highlights

(For the fiscal years ended March 31, 2004 and 2003)

Millions of yen & US dollars

except per share amounts

	2004			2003	Changes (2004-2003) Increase
	Yen	Dollar		Yen	Yen	(%)
Net sales	1,196,418	11,504		1,089,804	106,614	9.8

Operating profit	65,926	634		33,178	32,748	98.7

Income before income taxes, minority interests and equity in earnings	27,036	260		12,905	14,131	109.5

Net income	26,963	259		3,009	23,954	796.1

Net income per share
Basic	¥27.17	26.1	¢	¥3.09	24.08
Diluted	¥27.16	26.1	¢	¥3.09	24.07

Return on Equity	6.6%			0.8%	5.8%

Return on Total Assets	2.0%			1.0%	1.0%

Return on Sales	2.3%			1.2%	1.1%

Notes:	1) Consolidated financial information is prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America.

2)      The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for the fiscal year ended March 31, 2004, at the rate of ¥104 to $1, the approximate rate of exchange at March 31, 2004.

3) Equity in earnings (losses) of affiliated companies: March 31, 2004: 247 millions of yen March 31, 2003: (786) millions of yen

4) The numbers of average common shares outstanding were as follows: March 31, 2004: 992,483,580 March 31, 2003: 973,306,865

5) Accounting policies were not changed.

6) Net income per share above is based on the provisions of Statements of Financial Accounting Standards No.128, “Earnings per share”

7)      Operating profit stated above is the sum of segment operating profit. The amount is consistent with the Japanese accounting principle by subtracting cost of sales and selling general and administrative expenses from net sales. This amount does not represent consolidated operating profit under U.S. GAAP.

Financial Position

(As of March 31, 2004 and 2003)

	2004	2003
Total assets (Millions of yen)	1,348,645	1,306,354
Shareholders’ equity (Millions of yen)	425,507	395,366
Shareholders’ equity ratio (%)	31.6	30.3
Shareholders’ equity per share (Yen)	428.73	398.34

Notes:	The numbers of common shares outstanding as of March 31, 2004 and 2003 were below:

March 31, 2004: 992,488,276 March 31, 2003: 992,528,649

Cash Flow

(For the fiscal years ended March 31, 2004 and 2003)

Millions of yen

	2004	2003
Net cash provided by operating activities	117,290	48,257
Net cash used in investing activities	(40,931)	(36,018)
Net cash provided by (used in) financing activities	(78,971)	18,846
Cash and cash equivalents, end of year	71,406	76,152

The Number of Consolidated Subsidiaries and Affiliated Companies Accounted for by the Equity Method

•	Number of consolidated subsidiaries : 141 companies

•	Number of companies accounted for by the equity method : 46 companies

Changes in group of entities

•	Consolidated subsidiaries

Addition: 20 companies

Removal: 4 companies

•	Affiliated Companies accounted for by the equity method

Addition: 2 companies

Removal: 5 companies

Projections for the Fiscal Year Ending March 31, 2005

(From April 1, 2004 to March 31, 2005)

Millions of yen

	Net sales	Income before income taxes	Net income
The first half of fiscal year	645,000	34,000	17,500
The entire fiscal year	1,300,000	72,000	37,000

Notes:	1) Forecast of net income per share (basic): 37.28 yen

2) Refer to “Management Performance and Financial Conditions” for preconditions of the projections for the fiscal year ending March 31, 2005 above and other related issues.

Operations of the Business Group

(As of March 31, 2004)

Business Categories and Principal Products & Services
Construction and Mining Equipment

Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders, and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump tracks, and crawler carriers

Forestry Equipment	Harvesters, forwarders, feller bunchers

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines (Iron Mole)

Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings

Industrial Machinery, Vehicles and Others

Metal Forging and Stamping Presses	Large presses, small and medium-sized presses, forging presses, and AC-servo presses

Sheet-Metal Machines and Machine Tools	Press brakes, shears, laser cutting machines, fine plasma cutting machines, and crank shaft millers

Industrial Vehicles and Logistics	Forklift trucks, packing and transport

Defense Systems	Ammunition and armored personnel carriers

Outdoor Power Equipment	Chainsaws, trimmers/brushcutters

Others	Outdoor power equipment, commercial-use prefabricated structures,

Electronics

Electronic Materials	Silicon wafers and polycrystalline silicon

Communications Equipment and Control Equipment	Network information terminals, LAN peripheral equipment, mobile tracking and communication terminals

Temperature Control Equipment	Thermoelectric modules and manufacturing-related thermoelectric semiconductor devices

Customers
Sales, Services and Systems
Komatsu Group
[Japan]
Komatsu Ltd. (Parent Company)
<Construction & Mining Equipment>
Komatsu Zenoah Co.
Komatsu Diesel Co., Ltd.
Komatsu Used Equipment Corp.
Komatsu Castex Ltd.
Komatsu Safty Training Center Ltd.
Komatsu Cummins Engine Co., Ltd.
Komatsu Shearing Co., Ltd.
Komatsu Hokkaido Ltd.
Komatsu Tokyo Ltd.
Komatsu Kinki Ltd.
Komatsu Chugoku Ltd.
Komatsu Nishi Nihon Ltd.
Komatsu Rental Tokyo Ltd.
Komatsu Rental Chugoku Ltd.
and other 48 companies
<Industrial Machinery, Vehicles and Others>
Komatsu Forklift Co., Ltd.
Komatsu Industries Corporation
Komatsu Machinery Corporation
Komatsu Artec Ltd.
Komatsu Logistics Corp.
Komatsu House Co., Ltd.
Komatsu Engineering Corp.
Komatsu General Services Ltd.
Komatsu Business Support Ltd.
QUALICA, Inc.
and other 29 companies
<Electronics>
Komatsu Electronic Metals Co., Ltd.
Komatsu Electronics, Inc.
KomatsuTriLink Ltd.
GIGAPHOTON, Inc.
[The Americas]
Komatsu America Corp.
<Construction & Mining Equipment>
Modular Mining Systems, Inc.
Komatsu Latin-America Ltd.
Komatsu Mexicana de C.V.
Komatsu do Brasil Ltda.
Komatsu Cummins Chile Ltda.
Cummins Komatsu Engine Company
and other 23 companies
<Industrial Machinery, Vehicles and Others>
Komatsu America Industries LLC
Komatsu Finance America Inc.
and other 4 companies
<Electronics>
Komatsu Silicon America, Inc.
Advanced Silicon Materials LLC
Solar Grade Silicon LLC
[Asia, Oceania and Africa]
Komatsu (China) Ltd.
Komatsu Australia Holdings Pty., Ltd.
<Construction & Mining Equipment>
Komatsu Asia & Pacific Pte Ltd
Komatsu Indonesia Tbk
Bangkok Komatsu Ltd.
Komatsu (Changzhou) Construction Machinery Corp.
Komatsu (Changzhou) Foundry Corp.
Komatsu Shantui Construction Machinery Co., Ltd.
Komatsu Australia Pty. Ltd.
Komatsu Southern Africa (Pty) Ltd.
L&T-Komatsu Limited
and other 6 companies
<Industrial Machinery, Vehicles and Others>
4 of manufacturing & sales companies
<Electronics>
Formosa Komatsu Silicon Corporation
[Europe]
Komatsu Europe International N.V.
<Construction & Mining Equipment>
Komatsu Europe Coordination Center N.V.
Komatsu UK Ltd.
Komatsu Hanomag AG
Komatsu Deutshland GmbH
Komatsu Utility Europe S.p.A.
Komatsu Italia S.p.A
Komatsu Mining Germany GmbH
Komatsu France S.A.
Komatsu Forest AB
and other 8 companies
<Industrial Machinery, Vehicles and Others>
Komatsu Finance (Netherlands) B.V.
and other 1 company
<Electronics>
Komatsu Silicon Europe N.V.
[Legend Symbols]
Consolidated Companies
Affiliated Companies Acounted for by the Equity Method
Supply of Products
Supply of Parts & Components
Supply of Primary Materials

Management Policy

1. Basic Management Policy

The cornerstone of Komatsu’s management lies in its commitment to Quality and Reliability in order to maximize the corporate value of the Company. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these year after year.

2. Basic Policy for Dividends

Komatsu works to build a sound and stable financial position and flexible and agile corporate strength. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by taking payout ratio into account and reflecting business results, as it secures sufficient internal reserve for reinvestment.

3. Stance on the Lowering of Trading Unit of Shares

Komatsu has a policy to decide on the trading unit of shares of the Company after considering the shareholder composition, liquidity, invested amounts and the like. The Company will continue to study the matter while closely monitoring developments on the stock market.

4. Goals of Management Indices

Komatsu is working to achieve the goals below in the “Move The World. KOMATSU 5-800” mid-range management plan for the fiscal year ending March 31, 2006.

Net sales	¥1,250 billion
Operating profit[1]	¥80 billion
ROA[2]	5.0%
Net debt-to-equity ratio[3]	1 or under

Notes: 1)	Operating profit stated above is the sum of segment profit. In conformity with Japanese accounting principles, operating income is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.
2)	ROA = Income before income taxes / ((Total assets at the beginning of the year + Total assets at the end of the year) / 2)
3)	Net DER = (Interest-bearing debt—Cash and time deposits) / Shareholders’ equity

For this mid-range management plan, Komatsu has defined a very clear management goal of renewing the record-high consolidated operating profit (¥78.7 billion for the year ended December 31, 1982) in the year ending March 31, 2006. To this end, Komatsu will not only continue its efforts in the Reform of Business Structure project which has brought about steady results, but also capture the tailwind of recovering market conditions with self-initiated, aggressive efforts to further improve business results. To attain this goal, the key concepts are defined as implementation of speedy actions of management and realization of a high-profit business structure. Ranging from decision-makings of the Board of Directors to daily work of every employee, Komatsu will develop and ensure an agile corporate disposition designed to respond promptly and accurately to changes in the business environment. The Company will also continue its efforts to improve the business structure (such as reductions of fixed and manufacturing costs) and work to utilize assets more efficiently and strengthen earnings power further.

5. Mid to Long-Range Management Plan and Issues Ahead

The business environment for construction and mining equipment, industrial machinery, vehicles and other industrial-use equipment has begun to improve worldwide. While there are concerns over further appreciation of the Japanese yen, sharp price increase of steel products, and political instability in the Middle East region, Komatsu will shift its stance from defense to offense. Specifically, Komatsu will build on the results of the Spirit of Manufacturers reform, which centers on Unique and Unrivaled products in each business segment and accelerate the development of new business models in the construction and mining equipment segment. Komatsu will promptly work on the tasks defined in the “Move The World. KOMATSU 5-800” mid-range management plan and diligently build up a high-profit business structure. At the same time, Komatsu will constantly reflect and confirm the importance of compliance, safety and environmental protection as it conducts business.

(1) To Accomplish the “Move The World. KOMATSU 5-800” Mid-Range Management Plan

North America, the world’s largest market for construction and mining equipment, has entered a demand recovery phase. Growth in demand is also promising for Komatsu in China, where construction investments are thriving, and the Commonwealth of Independent States (CIS: the former Soviet republics), the Middle East, Africa and some other regions where investments should grow in energy-related areas and social infrastructure development.

In addition to Asia, including China and Japan, Komatsu has built a solid market position in the CIS, the Middle East and some other regions. In all these regions, Komatsu will further strengthen its operations focusing on the customer support capability to build up its strength. In North America and Europe, Komatsu will work to improve its market position by expanding and reinforcing its distributor networks and launching Unique and Unrivaled products. In North America, in particular, Komatsu will aggressively work to enhance the profitability of its mining and utility equipment businesses. In Japan, Komatsu will actively expand a product lifecycle-based business in the downstream market for rental and used equipment, parts and service. After establishing such new business models as soon as possible, Komatsu will implement them on a global scale.

Concerning the businesses of forklift trucks, machine tools, sheet metal and press machinery as well as agricultural and forestry equipment, Komatsu will work to expand sales and improve profitability, as it demonstrates the strength of the Spirit of Manufacturers commitment and aggressively promotes sales and service activities centering on products with unique advantages.

In the electronics businesses, such as silicon wafers and polycrystalline silicon, Komatsu will steadily improve quality and costs, expand sales and improve profits.

By solving these issues in each business, Komatsu will strive to achieve the goals set in the “Move The World. KOMATSU 5-800” mid-range management plan.

(2) To Build Up the “Spirit of Manufacturers” Strength and Technological Competitiveness

<Continuous Launchings of Unique and Unrivaled Products>

It is the most important aspect of the Spirit of Manufacturers reform that we develop products which demonstrate Unique and Unrivaled advantages and enable substantial cost reductions simultaneously in not only the construction and mining equipment but also every other business. Komatsu will focus its efforts to develop attractive products which feature Quality and Reliability that are fully appreciated by customers in each business segment.

<Utilization of Global Production Bases>

As a result of the aggressive globalization drive for the construction and mining equipment business, Komatsu operates 34 plants worldwide. It is an important task for the Company to further enhance the competitiveness of 26 plants outside of Japan and utilize them from the viewpoint of local market conditions. Komatsu’s plants in Japan are equipped with advanced levels of quality and cost competitiveness supported by skills and technologies accumulated over the years, cooperation of suppliers, employees’ innovative ideas and other factors. Through active transfer of these advantages of superior manufacturing to overseas plants, each overseas plant will establish top-level quality and cost competitiveness. Komatsu will also develop sales and production plans, optimize procurement and reform logistics from a global perspective.

<Enhancement of Competitiveness of Key Components>

Product competitiveness of construction and mining equipment is determined by its components such as engines, hydraulic equipment and final drives. These components manifest full utilization of the so-called “mechatronics” which combines mechanical, hydraulic and control, and other technologies. Therefore it is important that they are made through teamwork involvement of development and production people as well as suppliers. In this light, Komatsu will continue to concentrate their production mainly in Japan, and is going to step up their production capacity to meet the increased production volume worldwide of construction and mining equipment.

(3) To Facilitate Selective Focus on the Criteria of Technological Advantage and Profitability

Komatsu will continue selective focus in all its businesses. To facilitate efficient utilization of management resources, Komatsu will evaluate each and every business by checking whether it is making its differentiation based on technological advantages or generating an expected level of profits and by considering the best possible way for any given business to grow further.

(4) To Reinforce Its Competitive Foundation including Financial Position

Komatsu will continue to build up a lean, strong financial structure from the viewpoint of sound management. Komatsu will also formulate flexible, agile organizations and groups of people with the spirit of challenge.

6. Basic Stance on Corporate Governance and Progress in Implementation

(Basic Stance on Corporate Governance)

To become a company which enjoys an ever larger trust of its shareholders and all other stakeholders by maximizing its corporate value, Komatsu is working to improve management efficiency, strengthen corporate governance, advocate corporate ethics and ensure sound management on a Groupwide basis.

To further improve transparency of the management to shareholders and investors, Komatsu discloses information in a fair and timely manner and actively engages in investor relations activities by holding meetings in Japan and abroad to explain business results.

(Current State of Progress Concerning Corporate Governance)

(1) Current Conditions Concerning Management Organizations Related to Decision-Making, Execution and Supervisory and Other Corporate Governance Functions

a. Organizational Framework

In 1999 Komatsu introduced the executive officer system and has since worked to separate management decision-making and supervisory functions from executive functions within the confines of the law. At the same time, the Company reduced the number of members of the Board of Directors so that directors would become able to discuss important management matters thoroughly and make decisions promptly.

The Board of Directors meets every month, discusses and makes resolutions concerning important matters and decisions on management policies of the Komatsu Group. The Board of Directors also supervises and oversees the execution of management duties by representative and other directors strictly. Two external directors are included in the Board of Directors (eight persons as of March 31, 2004) to ensure management transparency and objectivity.

With respect to statutory auditors (four persons as of March 31, 2004), Komatsu has consistently made sure that a half of them are represented by external auditors. Each auditor attends Board of Directors meetings and other important meetings and audits the execution of duties by directors. The Board of Statutory Auditors conducts appropriate auditing by meeting every month, making decisions concerning audit policies, duty assignments among themselves and hearing the conditions of execution of management duties from the directors.

Concerning the compensation of directors, Komatsu established the Compensation Council with a majority of external experts in 1999 and has since utilized the results of discussions for revisions of the compensation system for directors.

Komatsu has entered into an audit contract with an independent audit firm and receives strict audits of accounts of both non-consolidated and consolidated financial statements. The Company has also entered into consultation contracts with a multiple number of law firms, receives advice on important legal issues as needed, and thus works to reduce legal risks.

b. Current Conditions Concerning Compliance

Komatsu works to strengthen compliance so that each and every employee of the Komatsu Group observes the laws and regulations, correctly understands and implements the business rules stipulated in “Komatsu’s Code of Worldwide Business Conduct” (revised four times since its establishment in 1998). The Compliance Committee, established at the head office of Komatsu Ltd., is staffed by the President and CEO, other key officers and the representative of the labor union and is participated in by auditors as observers. The Committee makes decisions on compliance-related policies, structure and other pertinent matters of the Komatsu Group, and discusses important matters. Furthermore, having assigned the duty of compliance to a director and established the Compliance Department, Komatsu ensures continuous management and guidance, and aggressively promotes activities designed to improve corporate ethics on a Groupwide basis. Specifically, the Company has established the Business Rule Consultation Office to promptly respond to consultation requests and reports from employees of Komatsu Group companies.

c. Current Conditions of Internal Control System

Applicable to the Sarbanes-Oxley Act of the United States of America, Komatsu is steadily improving the internal control system required for financial reporting and timely disclosure of information.

Komatsu also has a system to carefully control and supervise management transparency and efficiency of Komatsu Group companies. Under this system, Komatsu appoints directors, executive officers and high-rank employees of Komatsu Ltd. as directors and auditors of major Group companies in Japan and abroad as needed, while they maintain their current positions at the Company.

With respect to internal audit, audit teams are formed under the leadership of the Internal Audit Department and joined by staff members of the Legal Department and compliance-related sections, and are working to strengthen compliance on a Groupwide basis.

d. Current Conditions of Risk Management

Under the basic policy of risk management, Komatsu safekeeps human, physical, financial, credit and all other resources related to corporate activities, works to predict a variety of risks surrounding companies and prevent them from surfacing, and should a risk occur, minimizes the damage therefrom.

The Risk Management Committee devises Groupwide risk management policies, and checks and follows up on risk management measures in normal times. Should a risk surface, it establishes an emergency headquarters and conducts every possible activity to minimize the damage.

e. Concerning Director’s Remuneration System

Komatsu has made a decision to reassess the director’s remuneration system in order to link more directly with business performance of the Company. Concerning the auditor’s remuneration, in light of his/her independence of management, Komatsu has also made a decision to discontinue the business performance-linked bonus and pay only the basic remuneration, starting with the payment in the fiscal year ending March 31, 2006.

Komatsu has decided to reduce and eliminate the retirement bonus system for directors, auditors and executive officers in phases.

(2) Outline of Personal, Capital or Business Relationships or Other Vested Interests Between the Company and External Directors and Auditors

Two directors among all the directors of Komatsu are external directors as stipulated in Article 188, Paragraph 2, Item 7-2 of the Commercial Code, and neither of the two has any special vested relationship with the Company. One of the two external directors is Chairman of T&D Holdings, Inc., and Komatsu has a business relationship with TAIYO LIFE INSURANCE COMPANY, a subsidiary of T&D Holdings, in the form of receiving long-term loans and other matters.

(3) Actions Taken during Last Fiscal Year to Strengthen Corporate Governance

a. Appointment of External Director

In June last year, Komatsu appointed another external director, increasing the number of external directors to two in the total of eight directors on the Board.

Komatsu believes it can further enhance the soundness and neutrality of the Board of Directors as a result of this increase in the number of external directors.

b. Establishment of the Information Disclosure Committee

Last year, Komatsu created the Information Disclosure Committee to reinforce control procedures for accurate production, reviews and reporting of legally required information.

The Committee meets prior to the announcement of quarterly and interim business results. It also meets when other matters so necessitate, and ensures the disclosure of information in a fair and timely manner according to the rules.

Management Performance and Financial Conditions

1. Outline of Operations and Business Results

For the year under review, Komatsu expanded sales and profits on both consolidated and non-consolidated accounts, further ensuring a V-shaped recovery of business performance.

By defining the “industrial-use machinery” business in a broader sense of the term to include construction and mining equipment, industrial machinery and vehicles, and positioning it as its core business, Komatsu has launched the “Move The World. KOMATSU 5-800” mid-range management plan for fiscal year ending March 31, 2006, and has worked to speed up management actions and build up a high-profitability business structure.

Consolidated net sales expanded 9.8% over the previous year, to ¥1,196 billion (US$11,504 million, at US$1=¥104), renewing the record-high figure after five years. In the construction and mining equipment business, Komatsu achieved a big gain in overseas sales by capitalizing on improved market conditions including increased demand in China and demand recovery in North America, the largest market in the world, coupled with the benefits of its globalization drive over the years. In the Japanese market, where construction investments have continued to shrink, Komatsu increased sales by capturing demand for equipment renewals which had resulted from expanded exports of used equipment from Japan. In the business of industrial machinery, vehicles and others, each company of the Komatsu Group expanded sales through aggressive sales and service efforts centering on products with unique features. Sales in the electronics business improved over the previous year, mainly driven by the expanded silicon wafer business in Taiwan.

Operating profit* advanced to ¥65.9 billion (US$634 million), up from the last peak figure of ¥49.9 billion recorded for the fiscal year ended March 31, 1997. Komatsu has further improved its earning power with continued efforts in the reduction of fixed and production costs in addition to expanded sales of all businesses, especially the construction and mining equipment business.

Income before income taxes amounted to ¥27.0 billion (US$260 million) for the year. In the electronics business, Advanced Silicon Materials LLC (ASiMI) re-appraised its fixed assets and recorded an impairment loss of ¥17.5 billion (US$169 million) on them based on the assumption that the business environment will remain unfavorable with belated elimination of the demand-and-supply gap for polycrystalline silicon as well as intensified pricing competition.

Net income for the year boosted to ¥26.9 billion (US$259 million), registering an increase of about 9 times more than the previous year. In addition to growth in income before income taxes, this substantial increase in net income reflects the tax benefit on prior recognized impairment loss of Komatsu Silicon America, Inc. (KSA), that was recognized due to the completion of the sale of land and buildings of KSA which had previously stopped production activities.

On a non-consolidated basis, the Company expanded net sales for the year to ¥418.6 billion (US$4,026 million), up 11.1% over the previous year, ordinary profits to ¥19.9 billion (US$192 million), up 57.8%, and net income to ¥10.5 billion (US$102 million) or about three times as much as that for the previous year.

Review of operations is described below. Please be advised that Komatsu has changed the name of “Others” to “Industrial Machinery, Vehicles and Others,” in this fiscal year under review.

* The amount of operating profit is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales in consistent with the Japanese accounting principle.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the year climbed to ¥863.2 billion (US$8,300 million), up 12.4% over the previous year, particularly fueled by buoyant overseas sales, and renewed the record-high figure recorded for the previous fiscal year. Non-consolidated sales expanded 14.5% over the previous year, to ¥361.2 billion (US$3,474 million).

During the year under review, Komatsu continued to boost sales in the thriving Chinese market. In the world’s largest market of North America, Komatsu also expanded sales against the backdrop of recovered demand. Orders for mining equipment grew as the commodity prices began to increase in the second half period of 2003.

Komatsu launched the market introduction of Unique and Unrivaled products which have attained both outstanding advantages and cost reductions as a result of its efforts in the Spirit of Manufacturers reform. While brisk sales of the MR-2 mini hydraulic excavator series contributed to expanded sales of utility equipment, strong sales of PC400 and 450 hydraulic excavators as well as D475A super-large crawler dozers also helped to increase sales in Japan and other major markets of the world. All models have enjoyed excellent customer evaluation.

Komatsu acquired Partek Forest AB (renamed as Komatsu Forest AB), a leading international manufacturer of forestry equipment in Sweden, at the end of last year. By adding Komatsu Forest’s products to its own line of forestry equipment based on construction equipment models, Komatsu has made full-scale entry to the forestry equipment market.

<Japan>

While construction investments remained sluggish in Japan, demand for equipment renewals increased centering on hydraulic excavators and mini excavators, as exports of used equipment from Japan expanded against the backdrop of accelerating overseas demand. Komatsu teamed up with its distributors nationwide, concerted its efforts in enhancing the product lineup of the GALEO series equipment and launching Unique and Unrivaled products on the market. As a result, sales in Japan improved from the previous year after two years of decline.

Komatsu Used Equipment Corp., engaging in sales of used equipment, worked to strengthen its business foundation by expanding the scale of its centers for used equipment and utilizing its bidding system on the Internet. The company generated record-high sales from the auction held in March of this year. As a result, sales for the year continued to make solid year-to-year growth. In January 2004, Komatsu established the Rental and Used Equipment Division within the Construction & Mining Equipment Marketing Division to coordinate and manage the operations of used and rental equipment together.

<The Americas>

In the United States, after four years of decline, demand for construction and mining equipment upturned, fueled by corporate investment incentives coupled with robust housing starts, and Komatsu increased North American sales over the previous year. Komatsu America Corp. continued to focus its efforts on step-up sales of GALEO series equipment, while working to enhance its product development and customer support capabilities and strengthen its distributors. Better sales of hydraulic excavators and articulated dump trucks, in particular, led to improved sales in North America. Sales of utility equipment almost doubled from the previous year.

In the Central and South Americas, while demand remained slack, Komatsu increased sales of earthmoving equipment to mines, including an iron ore mine in Brazil.

<Europe>

In Europe where demand upturned for recovery, Komatsu worked to reinforce its sales and service by consolidating all marketing capabilities at Komatsu Europe International N.V., the regional headquarters in Europe, and expanding the scale of its parts supply center for Europe, the Middle East and Africa. In the Commonwealth of Independent States (CIS or former Soviet republics), including Russia, demand advanced in the mining and resource development-related sectors, and Komatsu boosted sales for the year. As a result, the Company expanded sales over the previous year in Europe including the CIS. In addition, Komatsu strove to build up sales and service capabilities in Russia by anticipating an increase in demand for equipment in urban areas.

<China>

Demand continued to demonstrate sizable growth, while there were some concerns over the possibilities for credit squeeze and other negative factors. Komatsu focused its efforts to expand the local production capacity and broaden the product range, and accomplished outstanding growth in sales over the previous year.

Komatsu (China) Ltd. boosted sales for the year, centering on hydraulic excavators. By making full use of its training center in Changzhou, the company continued to support distributors in their efforts to strengthen sales and service capabilities. Komatsu Shantui Construction Machinery Co., Ltd. continued to step up production and sales of hydraulic excavators, especially the mainstay PC200 model. Sales of smaller PC60 models which the company embarked on producing during the year steadily increased. Komatsu (Changzhou) Construction Machinery Corp. expanded sales of 30 and 40-ton class hydraulic excavators in response to growth in demand for larger equipment. With respect to wheel loaders, Komatsu models have begun to enjoy excellent customer evaluations especially from the quarry and harbor transportation industries which look for high productivity and durability in their equipment. Komatsu (Changzhou) Construction Machinery has successfully expanded business with China’s public corporation of oil and coal mining by delivering a large number of wheel loaders during the year.

<Asia & Oceania and the Middle East & Africa>

In all these regions, Komatsu’s sales increased steadily, supported primarily by demand recovery of mining equipment.

In Southeast Asia, Komatsu teamed up with a powerful distributor, carried out aggressive sales and service activities, and won a large-lot order for mining equipment in Indonesia. In Oceania, Komatsu steadily captured an increase in demand for construction equipment as housing starts grew, while meeting stronger demand for mining equipment during the year.

In the Middle East, while there were some concerns over adverse effects of the Iraqi situation, Komatsu was able to secure sales at about the same level as last year. In Africa, Komatsu seized upon demand from mining and infrastructure developments particularly in the Republic of South Africa, the largest market in Africa.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations totaled ¥241.9 billion (US$2,327 million) for the year, up 2.2% over the previous year. Non-consolidated sales declined 6.3%, to ¥57.4 billion (US$552 million). On a non-consolidated basis, sales of large presses improved from the previous year, reflecting increased capital outlays of automobile manufacturers around the world. Sales to Japan’s Defense Agency decreased for the year.

Komatsu Forklift Co., Ltd. carried out aggressive sales and service activities of the LEO-NXT series engine-driven forklift trucks and Linde-made models and expanded sales in Japan for the year under review. Overseas, the company captured growth in demand in the United States and increased sales of locally produced forklift trucks. The company also expanded export sales of finished units from Japan to the Middle East and CIS. In October 2003, the company established Komatsu Forklift (Shanghai) Co., Ltd. to reinforce sales in the thriving Chinese market.

Komatsu Industries Corporation expanded sales for the fourth consecutive year. Sales of the H1F and H1F Hybrid AC Servo Press series remained strong, topping the cumulative sum of 400 units in about two years since their market introduction. The company also focused its efforts on the sales promotion of strategic products such as the twister fine plasma cutting machines, while aggressively engaging in engineering services. In January 2004, the company established Komatsu Industries (Shanghai) Ltd. to strengthen its industrial machinery business in China.

Komatsu Machinery Corporation zoomed in on automobile manufacturers’ active capital investments and significantly expanded sales of crankshaft millers and other machine tools. The company also improved sales to LCD (liquid crystal display) manufacturers.

Komatsu Zenoah Co. continued to advance sales of agricultural and forestry equipment in Japan and abroad during the year. In Japan, the market introduction of originality-emphasized products made contributions to expanded sales, such as the G3200EZ chainsaw featuring a unique mechanism for easy tightening of the saw. Overseas, in addition to Europe and Korea, the company increased sales in Australia where it gained a new distributor.

Electronics

Consolidated net sales from the electronics business for the year increased 7.0% over the previous year, to ¥91.1 billion (US$877 million).

Komatsu Electronics Metals Co., Ltd. worked to take advantage of the production capacity of its subsidiary in Taiwan for expanded sales mainly in Asia including Taiwan, when demand for silicon wafers remained firm. The company also worked to secure Groupwide profits by diligently meeting customers’ requirements for high quality with an increased ratio of prime wafers centering on annealed and epitaxial wafers.

Advanced Silicon Materials LLC. (ASiMI) stepped up sales of monosilane gas to semiconductor and LCD panel manufacturers during the year, however, the market for polycrystalline silicon remained very tough with intensified pricing competition, pushing downs ASiMI’s total sales lower than last year. Although its profitability is positioned for recovery, ASiMI anticipates that difficult business conditions, including a belated elimination of the supply-and-demand gap of polycrystalline silicon for semiconductor manufacturing, will remain into the future, and thus re-appraised its fixed assets and recorded an impairment loss of ¥17.5 billion (US$169 million). As a result, ASiMI’s balance sheets will further improve, and ASiMI is expected to post profits for next year.

Komatsu Electronics, Inc. expanded sales of semiconductor manufacturing-related equipment against the backdrop of upturned investments by semiconductor manufacturers. Sales of thermoelectric modules for fiber optic communications also turned upward for the year.

2. Conditions of Consolidated Cash Flows

Due to the improved business results, net cash provided by operating activities totaled ¥117.2 billion (US$1,128 million), an increase of ¥69.0 billion (US$664 million) compared with the previous fiscal year which constituted the payments of early retirement benefits. Net cash used in investing activities amounted to ¥40.9 billion (US$394 million), a decrease of ¥4.9 billion (US$47 million) compared with the previous fiscal year, largely due to investments in production and sales facilities, and the acquisition of Partek Forest AB and Partek Forest Holdings, LLC. Net cash used in financing activities amounted to ¥78.9 billion (US$759 million), a decrease of ¥97.8 billion (US$941 million) compared with the previous fiscal year, mainly due to the reduction of interest bearing debt.

As a result, cash and cash equivalents as of March 31, 2004 totaled ¥71.4 billion (US$687 million), a decrease of ¥4.7 billion (US$46 million) compared with the previous fiscal year.

Trends of Cash Flow Indicators:

Fiscal years ended March 31, 2004, 2003 and 2002.

	2004	2003	2002
Shareholders’ equity ratio (%)	31.6	30.3	29.5
Shareholders’ equity ratio at aggregate market value (%)	48.6	33.1	32.5
Years of debt redemption	3.9	10.9	7.9
Interest coverage ratio	7.9	3.3	3.6

Shareholders’ equity ratio: Shareholders’ equity/Total assets

Shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

Years of debt redemption term: Interest-bearing debt/Net cash provided by operating activities

Interest coverage ratio: Net cash provided by operating activities/Interest expense

3. Projections for the Fiscal Year ending March 31, 2005

Komatsu projects continued growth worldwide in demand for construction and mining equipment, its mainstay business, with demand recovering in the world’s largest market of North America, thriving construction demand in China, and CIS and other regions where investments should expand in energy-related and social infrastructure development projects. Some encouraging signs are also surfacing in the Japanese economy. Komatsu is determined to capture such improving market conditions and continues to implement important management tasks in a speedy and bold manner.

While there are some concerns over further price hike of steel products and the overheating Chinese economy, Komatsu expects to achieve record-high consolidated sales, operating profit and net income for the next fiscal year ending March 31, 2005. Komatsu also expects that, it will be able to achieve the goals of the mid-term management plan one year ahead of schedule, which it launched last year.

Consolidated and non-consolidated results for the fiscal year ending March 31, 2005 are projected as follows as of today.

1) Consolidated
Net sales:	¥ 1,300 billion yen (up 8.7%)
Income before income taxes:	¥ 72 billion yen (up 166.3%)
Net income:	¥ 37 billion yen (up 37.2%)
2) Non-consolidated
Net sales:	¥ 460 billion yen (up 9.9%)
Ordinary income:	¥ 29 billion yen (up 45.4%)
Net income:	¥ 15 billion yen (up 41.7%)

Foreign exchange rates are premised at ¥110 to US$1 and ¥125 to EUR1 for the fiscal year ending March 31, 2005.

4. Redistribution of Profits for the Fiscal Year Ended March 31, 2004

The Company plans to set ¥4 cash dividends per share for fiscal year-end based on its basic policy for dividends subject to shareholders’ meeting approval. Combined with ¥3 for interim cash dividends per share already paid, annual cash dividends per share will amount to ¥7.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

(As of March 31, 2004 and 2003)

Millions of yen

	2004	2003	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥71,406	¥76,152	¥(4,746)
Time deposits	64	531	(467)
Trade notes and accounts receivable	354,184	337,401	16,783
Inventories	255,866	241,722	14,144
Other current assets	98,861	95,819	3,042

Total current assets	780,381	751,625	28,756

Investments	78,872	52,417	26,455

Property, plant and equipment—Less accumulated depreciation	367,361	400,087	(32,726)

Other assets	122,031	102,225	19,806

Total	1,348,645	1,306,354	42,291

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	152,925	214,292	(61,367)
Trade notes and accounts payable	218,911	174,904	44,007
Income taxes payable	12,957	6,516	6,441
Other current liabilities	135,039	118,972	16,067

Total current liabilities	519,832	514,684	5,148

Long-term liabilities	365,660	368,101	(2,441)

Minority interests	37,646	28,203	9,443

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	135,675	135,686	(11)
Retained earnings	249,454	228,446	21,008
Accumulated other comprehensive income (loss) (*)	(23,794)	(32,981)	9,187
Treasury stock	(3,698)	(3,655)	(43)

Total shareholders’ equity—net	425,507	395,366	30,141

Total	¥1,348,645	¥1,306,354	¥42,291

	2004	2003	Changes Increase (Decrease)
(*)Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(26,825)	¥(16,929)	¥(9,896)

Net unrealized holding gains on securities available for sale	15,491	1,263	14,228

Pension liability adjustments	(11,861)	(15,478)	3,617

Net unrealized holding gains on derivative instruments	(599)	(1,837)	1,238

Short & long-term debt	460,068	525,009	(64,941)

Condensed Consolidated Statements of Income

(For the fiscal years ended March 31, 2004 and 2003)

Millions of yen

	2004	2003	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)%
Revenues
Net sales	¥1,196,418	¥1,089,804	¥106,614	9.8
Interest and other income	11,945	13,436	(1,491)

Total	1,208,363	1,103,240	105,123	9.5

Costs and expenses
Cost of sales	881,231	815,557	65,674
Selling, general and administrative expenses	249,261	241,069	8,192
Interest expense	14,915	14,693	222
Other expense	35,920	19,016	16,904

Total	1,181,327	1,090,335	90,992	8.3

Income before income taxes, minority interests and equity in earnings	27,036	12,905	14,131	109.5
Income taxes	(3,519)	5,968	(9,487)
Minority interests in (income) of consolidated subsidiaries	(3,839)	(2,877)	(962)
Equity in earnings (losses) of affiliated companies	247	(786)	1,033

Income before cumulative effect of change in accounting principle	26,963	3,274	23,689	723.5

Cumulative effect of change in accounting principle (*Note 2)	—	(265)	265

Net income	¥26,963	¥3,009	¥23,954	796.1

Notes:	1) Comprehensive income(loss) for the years ended March 31, 2004 and 2003 were 36,150 millions of yen and (11,579) millions of yen, respectively.

2) Goodwill impairment charges as of April 1, 2002 from the adoption of SFAS 142.

Condensed Consolidated Statements of Cash Flows

(For the fiscal years ended March 31, 2004 and 2003)

Millions of yen

	2004	2003	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Operating activities
Net income	¥26,963	¥3,009	¥23,954
Depreciation and amortization	69,863	70,229	(366)
Impairment loss on long-lived assets	19,051	0	19,051
Decrease (increase) in trade receivables	(22,410)	9,470	(31,880)
Decrease (increase) in inventories	(17,112)	21,298	(38,410)
Increase (decrease) in trade payables	41,188	(20,580)	61,768
Others, net	(253)	(35,169)	34,916

Net cash provided by operating activities	117,290	48,257	69,033

Investing activities
Capital expenditures	(59,350)	(69,182)	9,832
Proceeds from sales of property	15,750	18,627	(2,877)
Others, net	2,669	14,537	(11,868)

Net cash used in investing activities	(40,931)	(36,018)	(4,913)

Financing activities
Increase (decrease) in short- and long-term debt	(72,973)	25,291	(98,264)
Sale (purchase) of treasury stock, net	(43)	(721)	678
Dividends paid	(5,955)	(5,724)	(231)

Net cash provided by (used in) financing activities	(78,971)	18,846	(97,817)

Effect of exchange rate change on cash and cash equivalents	(2,134)	(325)	(1,809)

Net increase (decrease) in cash and cash equivalents	(4,746)	30,760	(35,506)

Cash and cash equivalents, beginning of year	76,152	45,392	30,760

Cash and cash equivalents, end of year	¥71,406	¥76,152	¥(4,746)

Basis of Financial Statements (Consolidated)

1) Changes in group of entities

Consolidated subsidiaries

Added:       Komatsu Deutschland GmbH., Komatsu Forest AB., and other 15 companies

   (From Affiliated companies) 3 companies

Removed: (Liquidation) 3 companies

  (Exclusion) 1 company

Affiliated companies accounted for by the equity-method

Added:       2 companies

Removed: (Merger) 1 company

      (Exclusion) 1 company

      (To Consolidated subsidiaries) 3 companies

2) Change of Accounting Policies: None

Business Segment Information

1. Information by Business Segment

(1) Sales and Segment Profit(Loss)

(For the fiscal years ended March 31, 2004 and 2003)

Millions of yen

	2004			2003
	Sales	Segment Profit	Margin %	Sales	Segment Profit (Loss)	Margin %
Construction & Mining Equipment	872,987	53,908	6.2	774,460	28,990	3.7
Industrial Machinery, Vehicles and Others	287,231	11,251	3.9	274,536	8,841	3.2
Electronics	91,325	4,556	5.0	85,341	(849)	(1.0)
Subtotal	1,251,543	69,715	5.6	1,134,337	36,982	3.3
Corporate & Elimination	(55,125)	(3,789)	—	(44,533)	(3,804)	—

Total	1,196,418	65,926	5.5	1,089,804	33,178	3.0

Interest and other income		11,945			13,436
Interest expense		14,915			14,693
Other expenses		35,920			19,016
Consolidated income before income taxes, minority interests and equity in earnings		27,036			12,905

Notes:

1)      Sales amount of Construction and Mining Equipment, Industrial Machinery, Vehicles and Others, Electronics includes inter-segment transactions of 9,743, 45,240 and 142 millions of yen in 2004 and 6,620, 37,754 and 159 millions of yen in 2003, respectively.

2) Starting in this fiscal year under review, the name of “Others” has been changed to “Industrial Machinery, Vehicles and Others.”

(2) Assets, Depreciation and Capital Expenditures

Millions of yen

	2004			2003
	As of Mar. 31, 2004	For the fiscal year ended Mar. 31, 2004		As of Mar. 31, 2003	For the fiscal year ended Mar. 31, 2003
	Assets	Depreciation and Amortization	Capital Expenditures	Assets	Depreciation and Amortization	Capital Expenditures
Construction & Mining Equipment	897,163	44,469	56,345	853,644	46,137	50,125
Industrial Machinery, Vehicles and Others	215,668	9,205	8,649	219,687	7,719	9,874
Electronics	136,954	14,089	13,055	165,090	14,966	10,474
Subtotal	1,249,785	67,763	78,049	1,238,421	68,822	70,473
Corporate & Elimination	98,860	—	—	67,933	—	—

Total	1,348,645	67,763	78,049	1,306,354	68,822	70,473

2. Information by Region

(1) Sales and Segment Profit(Loss)

(For the fiscal years ended March 31, 2004 and 2003)

Millions of yen

	2004			2003
	Sales	Segment Profit	Margin %	Sales	Segment Profit (Loss)	Margin %
Japan	794,136	41,175	5.2	719,835	25,748	3.6
Americas	291,782	7,492	2.6	268,012	(1,913)	(0.7)
Europe	144,059	5,175	3.6	142,405	2,793	2.0
Others	196,918	14,667	7.4	149,614	8,971	6.0
Subtotal	1,426,895	68,509	4.8	1,279,866	35,599	2.8
Corporate & Elimination	(230,477)	(2,583)	—	(190,062)	(2,421)	—

Total	1,196,418	65,926	5.5	1,089,804	33,178	3.0

Note: Sales amount of each region segment includes inter-segment transactions.

(2) Assets

(As of March 31, 2004 and 2003)

Millions of yen

	2004		2003
	Assets	Ratio (%)	Assets	Ratio (%)
Japan	996,641	73.9	930,650	71.2
Americas	300,400	22.3	314,605	24.1
Europe	99,100	7.3	89,744	6.9
Others	134,906	10.0	122,253	9.4
Subtotal	1,531,047	113.5	1,457,252	111.6
Corporate & Elimination	(182,402)	(13.5)	(150,898)	(11.6)

Total	1,348,645	100.0	1,306,354	100.0

3. Overseas Sales

(1) For the fiscal year ended March 31, 2004

Millions of yen

	Americas	Europe	Others	Total
Overseas sales	277,302	151,619	283,748	712,669
Consolidated net sales	—	—	—	1,196,418
Ratio of overseas sales to consolidated net sales (%)	23.2	12.7	23.7	59.6

(2) For the fiscal year ended March 31, 2003

Millions of yen

	Americas	Europe	Others	Total
Overseas sales	251,371	145,455	234,978	631,804
Consolidated net sales	—	—	—	1,089,804
Ratio of overseas sales to consolidated net sales (%)	23.1	13.3	21.6	58.0

Notes:	1) Overseas sales represent the sales of the Company and its consolidated subsidiaries to customers in countries or regions other than Japan.

2)      Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:

a)      Americas: U.S.A. b) Europe: Germany and U.K. c) Others: China, Australia, and Southeast Asia

Consolidated Sales by Operation

(For the fiscal years ended March 31, 2004 and 2003)

Millions of yen

		2004		2003		Changes Increase (Decrease)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)

Construction & Mining Equipment	Japan	260,708	21.8	235,851	21.6	24,857	10.5
	Overseas	602,536	50.4	531,989	48.9	70,547	13.3

		863,244	72.2	767,840	70.5	95,404	12.4

Industrial Machinery, Vehicles and Others	Japan	174,030	14.5	177,391	16.3	(3,361)	(1.9)
	Overseas	67,961	5.7	59,391	5.4	8,570	14.4

		241,991	20.2	236,782	21.7	5,209	2.2

Electronics	Japan	49,011	4.1	44,758	4.1	4,253	9.5
	Overseas	42,172	3.5	40,424	3.7	1,748	4.3

		91,183	7.6	85,182	7.8	6,001	7.0

Total	Japan	483,749	40.4	458,000	42.0	25,749	5.6
	Overseas	712,669	59.6	631,804	58.0	80,865	12.8

		1,196,418	100.0	1,089,804	100.0	106,614	9.8

Financial Instruments

(As of March 31, 2004 and 2003)

1. Derivative Financial Instruments

Millions of yen

	2004			2003
	Contract, Notional Amounts	Carrying Amounts	Estimated Fair Value	Contract, Notional Amounts	Carrying Amounts	Estimated Fair Value
Foreign exchange contracts and option contracts	12,373	439	439	(2,375)	(1,620)	(1,620)

As of March 31, 2004
Purchase of foreign currencies
The equivalent of yen 30,238
Sale of foreign currencies
The equivalent of yen 41,550
Option contracts (Purchased)
The equivalent of yen 1,061

As of March 31, 2003
Purchase of foreign currencies
The equivalent of yen 37,770
Sale of foreign currencies
The equivalent of yen 31,262
Option contracts (Purchased)
The equivalent of yen 3,772
Option contracts (Sold)
The equivalent of yen 361

Interest rate swap, currency swap and Interest rate cap agreements	228,685	6,752	6,752	245,973	(3,706)	(3,706)

Note:	Contract, notional amounts of foreign exchange contracts and option contracts are net amounts (“sale” minus “purchase” plus “option contracts”).

2. Marketable Securities

Millions of yen

	2004	2003
Investment Securities available for sale
Marketable equity securities
Cost	17,430	12,602
Fair value	45,016	16,474
Unrealized holding gains, net	27,586	3,872
Marketable debt securities
Cost	10	10
Fair value	10	10
Unrealized holding gains, net	0	0

Financial Highlights of the Parent Company

The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

(For the fiscal years ended March 31, 2004 and 2003)

Millions of yen & US dollars

except per share amounts

	2004			2003	Changes (2004-2003) Increase
	Yen	Dollar		Yen	Yen	(%)
Net sales	418,686	4,026		376,912	41,773	11.1
Japan	200,608	1,929		198,788	1,820	0.9
Overseas	218,077	2,097		178,124	39,953	22.4
Operating income	20,931	201		11,259	9,672	85.9
Ordinary income	19,942	192		12,634	7,308	57.8
Net income	10,588	102		3,486	7,101	203.7
Earnings per share
Basic	¥10.50	10.1	¢	¥3.50	¥7.00
Diluted	¥10.46	10.1	¢	—	—

Notes:	1) The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for the fiscal year ended March 31, 2004, at the rate of ¥104 to $1, the approximate rate of exchange at March 31, 2004.

2)	The numbers of average common shares outstanding were as follows:

    March 31, 2004: 992,483,580

    March 31, 2003: 973,306,865

Dividends

(For the fiscal years ended March 31, 2004 and 2003)

	2004	2003
Cash dividends per share (Yen) per annum	7.00	6.00

Financial Position

(As of March 31, 2004 and 2003)

	2004	2003
Total assets (Millions of yen)	755,988	718,869
Shareholders’ equity (Millions of yen)	462,185	444,344
Equity ratio (%)	61.1	61.8
Shareholders’ equity per share (Yen)	465.51	447.61

Note:	The numbers of common shares outstanding as of March 31, 2004 and 2003 were below:

March 31, 2004: 992,488,276

March 31, 2003: 992,528,649

Sales by Operation

(For the fiscal years ended March 31, 2004 and 2003)

Millions of yen

	2004		2003		Changes (2004-2003) Increase (Decrease)
	Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction & Mining Equipment Japan	155,376	37.1	146,614	38.9	8,761	6.0
Overseas	205,909	49.2	169,024	44.8	36,885	21.8

	361,285	86.3	315,639	83.7	45,646	14.5

Industrial Machinery, Vehicles and Others Japan	45,232	10.8	52,174	13.8	(6,941)	(13.3)
Overseas	12,167	2.9	9,099	2.4	3,068	33.7

	57,400	13.7	61,273	16.3	(3,873)	(6.3)

Total Japan	200,608	47.9	198,788	52.7	1,820	0.9
Overseas	218,077	52.1	178,124	47.3	39,953	22.4

	418,686	100.0	376,912	100.0	41,773	11.1

Projections for the Fiscal Year Ending March 31, 2005

(From April 1, 2004 to March 31, 2005)

Millions of yen

	Net Sales	Ordinary Income	Net Income
The first half of fiscal year	230,000	16,000	7,500
The entire fiscal year	460,000	29,000	15,000

(end)

For Immediate Release
Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0) 3-5561-2616 Date: May 7, 2004 URL: http://www.komatsu.com/

Revisions of Projections for Fiscal 2004

Komatsu Ltd. has revised the projections for the fiscal year from April 1, 2003 to March 31, 2004, which the Company announced on November 7, 2003 when it disclosed the interim business results for the fiscal year.

1. Reasons for the Revisions

In its mainstay business of construction and mining equipment, Komatsu made a big gain in results, as market conditions improved more than anticipated in North America and some other regions of the world. In the electronics business, however, Advanced Silicon Materials LLC re-appraised its assets and recorded an impairment loss of ¥17.5 billion, which has resulted in a decline in income before income taxes from the projected figure. Net income for the year surpassed the projection, reflecting the tax effects resulting from the completion of the sale of land and buildings of Komatsu Silicon America, Inc. which had previously stopped production activities.

2. Revisions for Fiscal 2004, ended March 31, 2004

1) Consolidated

Millions of yen

			Change
	Earlier projection (A)	Last projection (B)	(B-A)	(%)	Results for fiscal 2003*
Net sales	1,160,000	1,196,418	36,418	3.1	1,089,804
Income before taxes	40,000	27,036	-12,964	-32.4	12,905
Net income	18,000	26,963	8,963	49.8	3,009

*For reference only

2) Non-consolidated

Millions of yen

			Change
	Earlier projection (A)	Last projection (B)	(B-A)	(%)	Results for fiscal 2003*
Net sales	400,000	418,686	18,686	4.7	376,912
Ordinary profit	17,000	19,942	2,942	17.3	12,634
Net income	8,500	10,588	2,088	24.6	3,486

*For reference only

(end)

1

For Immediate Release
Komatsu Ltd. 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan Corporate Communications Dept. Date: May 7, 2004 Tel: +81-(0)3-5561-2616 URL: http://www.komatsu.com/

Issuance of Share Acquisition Rights for Stock Option Scheme

Komatsu Ltd. presents the following notification of the resolution made at its Board of Directors meeting held on May 7, 2004. Pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, the Company will propose an agenda seeking authorization to issue share acquisition rights for the purpose of its stock option scheme to the 135th annual shareholders’ meeting to be held on June 25, 2004.

Comments

1.	Reasons for issuing share acquisition rights to non-shareholders on specially favorable terms:

To further raise the enthusiasm and morale of its directors, officers, employees and top executives of major subsidiaries, thereby improving its consolidated business results, the Company is going to issue the rights to acquire new shares at no cost to the persons mentioned above in the form of stock options. The amount to be paid in exercise of share acquisition rights shall be determined by the market price at the time of issuance as the standard as defined in 5) of 2 below.

2.	Terms of share acquisition rights issue

1)	Persons to whom share acquisition rights shall be granted.

Directors, officers, employees of the Company and top executives of its major subsidiary companies

2)	Class and number of shares for share acquisition rights

Maximum of 1,430,000 common shares of the Company.

Pursuant to 3) below, in the event that the number of shares to be issued (or transferred from the Company’s treasury stock in lieu of thereof; hereinafter the same shall apply) upon exercise of share acquisition rights is adjusted, the maximum number of shares to be issued above mentioned shall be adjusted according to the change of the total number of shares due to such adjustment.

3)	Total number of share acquisition rights to be issued

Up to 1,430 rights.

The number of shares which qualifies as one share acquisition right shall be 1,000 shares. However, in the case the Company splits or consolidates its shares of common stock, the number of shares unused to exercise share acquisition rights shall be adjusted according to the following formula, whereby any fraction less than one share shall be omitted.

Adjusted number of shares = Pre-adjustment number of shares x Ratio of split (or consolidation).

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4)	Issue price of share acquisition rights

No consideration shall be paid.

5)	Amount to be paid in for exercise of share acquisition rights

The amount to be paid in for each share acquisition right shall be the amount obtained by multiplying the price per share issued upon exercising the share acquisition right (hereinafter to be referred to as “paid-in amount”) by the number of shares needed for each share acquisition right.

The paid-in amount shall be the amount obtained by multiplying the average closing price in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for each day (excluding any trading days on which the closing price does not exist) of the month prior to the month of issue, by 1.05. Any fraction less than one (1) yen shall be rounded up to the nearest one (1) yen. However, the amount shall not be lower than the closing price of the Company’s common stock traded on the market on the day of issue of share acquisition rights.

Provided, however, in case the Company splits or consolidates its shares of common stock on or after the issue date, the paid-in amount shall be adjusted according to the following formula and any fraction less than one (1) yen shall be rounded up to the nearest one (1) yen.

Post-adjustment paid-in amount = Pre-adjustment paid-in amount x (1/Split (or consolidation) ratio)

If the Company issues new shares at a price that is lower than the market price (excluding the cases of the conversion of a convertible bond as specified in Commercial Code prior to the revision of April 1, 2002 and of exercising the right for the stock option program.), the paid-in amount shall be adjusted according to the following formula, and resultant figures under one (1) yen shall be rounded up to the nearest one (1) yen.

6)	Period during which the share acquisition rights may be exercised

From and including August l, 2005, to July 31, 2012. However, in case a person to whom the share acquisition right was granted deceased before the end of the period for exercise of the right, his or her heir shall exercise the right within 24 months from the day of death at the longest.

7)	Conditions for exercise of share acquisition right
(1)	Person to whom share acquisition right is granted shall be able to exercise the right, even after the person lost the position listed in 1) of this announcement, according to the terms of contract concerning the allocation of share acquisition right (hereinafter to be referred to as “share acquisition right contract”) to be concluded between the Company and the person based on resolutions made by this shareholders’ meeting and the Board of Directors of the Company.
(2)	In the case that a person to whom share acquisition right is granted deceased, his or her heir shall be able to exercise the right according to the terms of share acquisition right contract.

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8)	Cancellation of share acquisition rights and conditions thereof

In the case that any one of the following conditions is satisfied, share acquisition rights can be cancelled gratis.

(1)	In the case that the person to whom share acquisition right is granted pursuant to the provisions of the share acquisition right contract lost the right or when no use of the right was confirmed.
(2)	In the case that a merger agreement whereby the Company is deemed to become extinct was authorized.

9)	Restriction on transfer of share acquisition rights

Transfer of share acquisition rights shall require the approval of the Board of Directors of the Company.

10)	Arrangement at the time of share exchange or transfer

In the event that the Company chooses to exchange or transfer its stock to become a wholly owned subsidiary, it is possible to have the company which becomes the parent company through share exchange or transfer succeed the obligations of the Company concerning share acquisition rights.

11)	Other terms

Other terms concerning the granting and exercising of share acquisition rights shall be pursuant to the conditions specified in the share acquisition right contract.

Note:

Concerning the issuance of share acquisition rights, it is conditional on approval by the 135th annual shareholders’ meeting to be held on June 25, 2004. Details shall be decided in the form of resolutions at the Board of Directors meeting after approval by the shareholders’ meeting.

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For Immediate Release
Komatsu Ltd. 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan Corporate Communications Dept. Date: May 7, 2004 Tel: +81-(0)3-5561-2616 URL: http://www.komatsu.com/

Revision of Compensation Program for Directors, Auditors

and Abolition of Retirement Bonus Scheme

Komatsu Ltd. announced today the Board Meeting held today made a resolution to revise the compensation program applicable to all directors of the Board and auditors, including the retirement payment scheme which the Company plans to abolish.

1. Purpose

The Company believes the compensation to directors and auditors should be determined by taking its performance and shareholder value more into consideration, which means managing the Company in the interests of shareholders.

2. Details

Based on the surveys of executive compensation by the third parties, Komatsu’s Compensation Committee, consisting of mainly outside members, has provided the Board with the following matters after thorough discussions, and has ensured reasonable and appropriate levels of compensation. However, Komatsu is convinced that its new compensation program should be more transparent and objective than the previous one.

[NOTE] Komatsu’s Compensation Committee is different from the one legislated by Japanese Commercial Law.

1)	Gradual Abolition of the Retirement Payment Scheme

The retirement payment will gradually be reduced for total abolition in three years.

In June, this year, just after the annual shareholders’ meeting ends, the Company will start reducing a part of accruals of the retirement payment. After the end of the annual shareholders’ meeting in 2007, no accruals will be reserved. As a result, any retirement payment for the tenure will no longer be paid to the directors or auditors after the annual shareholders’ meeting in 2007. The amount equivalent to the reduction of the accruals will be added on the base salary and short-term incentive for the directors.

The same rule will apply to Executive Officers’ retirement payment.

[NOTE] Pursuant to the Japanese Commercial Code, the above matter is conditional on the approval of the 135th annual                        shareholders’ meeting, to be held on June 25, 2004, concerning the revision of the amount of compensation.

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2)	Revision of the Incentive Program for the Directors

Under the new scheme, the amount of directors’ short-term incentive will be calculated by primarily considering the achievement of ROA along with ROE and operating profit. The Company will review the new scheme to further reflect the relationship between the directors’ annual incentives and the Company’s performance.

The stock option program will also be revised. The number of shares granted to directors will be increased as their incentive to enhance shareholder value.

3)	Abolition of Auditors’ Short-term Incentive

To further ensure the auditor’s independent position from management, the incentive program for auditors will be abolished starting in the next fiscal year (2005). Auditors should be paid only their base salary, including the additional amount equivalent to that of the reduction of the accruals of the retirement payment and incentive starting July, 2004.

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